May 2011

JPMorgan Chase & Co.

Preliminary Terms No. 40
Registration Statement No. 333-155535
Dated May 18, 2011
Filed pursuant to Rule 433

INTEREST RATE STRUCTURED INVESTMENTS

Senior Fixed to Floating Rate Notes due May 31, 2021

U.S. Inflation Index Linked Notes

As described below, interest will accrue and be payable on the notes monthly, in arrears, in (i) Year 1, at a fixed rate equal to 4.25% per annum and (ii) Year 2 to maturity, at a variable rate equal to the year-over-year change in the U.S. Consumer Price Index ("CPI") plus a spread of 1.50% per annum and subject to the maximum interest rate of 7.00% per annum and the minimum interest rate of 0.00% per annum. The "CPI" for purposes of the notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, reported monthly by the Bureau of Labor Statistics of the U.S. Department of Labor and published on Bloomberg screen CPURNSA or any successor service. All payments on the notes, including the repayment of principal, are subject to the credit risk of JPMorgan Chase & Co.

SUMMARY TERMS			
Issuer:	JPMorgan Chase & Co.		
Aggregate principal amount:	$. We may increase the aggregate principal amount prior to the original issue date but are not required to do so.		
Stated principal amount:	$1,000 per note		
Issue price:	$1,000 per note (see "Commissions and Issue Price" below)		
Pricing date:	May , 2011 (expected to price on or about May 25, 2011)		
Original issue date:	May 31, 2011 (business days after the pricing date)		
Interest accrual date:	May 31, 2011		
Maturity date:	May 31, 2021, *provided* that if such day is not a business day, the maturity date will be the immediately preceding business day and no adjustment will be made to any interest payment made on that preceding business day		
Redemption percentage at maturity:	100%		
Interest rate:	Original issue date to but excluding May 31, 2012 ("Year 1"): 4.25% per annum May 31, 2012 to but excluding the maturity date: *$[(CPI_t - CPI_{t-12})] / CPI_{t-12}$ + spread per annum; subject to the maximum interest rate and minimum interest rate, where* CPI_t = CPI for the applicable Reference Month, as published on Bloomberg screen CPURNSA; CPI_{t-12} = CPI for the twelfth month prior to the applicable Reference Month, as published on Bloomberg screen CPURNSA; and Reference Month = the second calendar month prior to the month of the related interest reset date. *See "Additional Provisions — Interest Rate" on page 2.*		
Spread:	1.50% per annum		
Minimum interest rate:	0.00% per annum		
Maximum interest rate:	7.00% per annum		
Interest payment period:	Monthly		
Interest payment dates:	The last calendar day of each month, beginning June 30, 2011; *provided* that if any such day is not a business day, that interest payment will be made on the immediately preceding business day, and no adjustment will be made to any interest payment made on that preceding business day.		
Interest reset dates:	The last calendar day of each month, beginning May 31, 2012 (the "initial index reset date"), *provided* that such interest reset dates shall not be adjusted for non-business days.		
Interest determination dates:	Each interest reset date		
Record date:	Business day immediately preceding the relevant interest payment date		
Day-count convention:	30/360		
Reporting service:	Bloomberg screen CPURNSA		
Specified currency:	U.S. dollars		
Trustee:	Deutsche Bank Trust Company Americas (formerly Bankers Trust Company)		
Calculation agent:	J.P. Morgan Securities LLC ("JPMS")		
Listing:	The notes will not be listed on any securities exchange.		
Denominations:	$1,000 / $1,000		
CUSIP / ISIN:	48125XRR9 / US48125XRR97		
Book-entry or certificated note:	Book-entry		
Business day:	New York		
Agent:	JPMS		
Commissions and issue price:	**Price to Public(1)**	**Fees and Commissions(2)**	**Proceeds to Issuer**
Per Note	$1,000	$17.50	$982.50
Total	$	$	$

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds and Hedging" beginning on PS-24 of the accompanying product supplement no. MS-13-A-I.

(2) JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission and will use all of that commission to allow selling concessions to Morgan Stanley Smith Barney LLC ("MSSB") that will depend on market conditions on the pricing date. In no event will the commission received by JPMS and the selling concessions to be allowed to MSSB exceed $17.50 per $1,000 stated principal amount note. See "Underwriting (Conflicts of Interest)" beginning on page PS-36 of the accompanying product supplement no. MS-13-A-I.

Investing in the notes involves a number of risks. See "Risk Factors" on page PS-14 of the accompanying product supplement no. MS-13-A-I and "Risk Factors" beginning on page 4 of these preliminary terms.

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED PRODUCT SUPPLEMENT NO. MS-13-A-I, PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW, BEFORE YOU DECIDE TO INVEST.

Product supplement no. MS-13-A-I dated May 18, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211003345/e43641_424b2.pdf
Prospectus supplement dated November 21, 2008: http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf
Prospectus dated November 21, 2008: http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free (800) 869-3326.

The Notes

The notes offered are senior unsecured obligations of JPMorgan Chase & Co. Interest on the notes will accrue in (i) <u>Year 1</u>, at a fixed rate equal to 4.25% per annum and (ii) <u>Year 2 to maturity</u>, at a variable rate equal to the year-over-year changes in the CPI plus a spread of 1.50% per annum and subject to the maximum interest rate of 7.00% per annum and minimum interest rate of 0.00% per annum, as determined on the applicable interest determination date. We describe the basic features of these notes in the sections of the accompanying prospectus called "Description of Debt Securities," the accompanying prospectus supplement called "Description of Notes" and the accompanying product supplement no. MS-13-A-I called "Description of Notes," subject to and as modified by the provisions described above. All payments on the notes are subject to the credit risk of JPMorgan Chase & Co.

Additional Provisions

Consumer Price Index

The amount of interest payable on the notes on each interest payment date after Year 1 will be linked to year-over-year changes in the Consumer Price Index (plus a spread). The Consumer Price Index for purposes of the notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers ("CPI"), reported monthly by the Bureau of Labor Statistics of the U.S. Department of Labor ("BLS") and published on Bloomberg screen CPURNSA or any successor service. The CPI for a particular month is published during the following month.

The CPI is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors' and dentists' services and drugs. In calculating the index, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the BLS to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100.0. The base reference period for these notes is the 1982-1984 average.

Interest Rate

The interest rate for the notes during Year 1 will be 4.25% per annum. The interest rate for the notes being offered for each interest payment period during the term of the notes following Year 1 will be the rate determined as of the applicable interest determination date pursuant to the following formula:

$$\textit{Interest Rate} \quad = \quad \frac{CPI_t - CPI_{t-12}}{CPI_{t-12}} \quad + \quad \textit{Spread per annum; subject to the maximum interest rate and the minimum interest rate}$$

where:

CPI_t = CPI for the applicable Reference Month, as published on Bloomberg screen CPURNSA;

CPI_{t-12} = CPI for the twelfth month prior to the applicable Reference Month, as published on Bloomberg screen CPURNSA;

Spread = 1.50% per annum;

Maximum interest rate = 7.00% per annum; and

Minimum interest rate = 0.00% per annum.

In no case will the interest rate for the notes for any monthly interest payment period be less than the minimum interest rate of 0.00% per annum or greater than the maximum interest rate of 7.00% per annum. The amount of interest payable on the notes on each interest payment date will be calculated using a 30/360 day-count convention.

CPI_t for any interest reset date is the CPI for the second calendar month, which we refer to as the "reference month," prior to the month of such interest reset date as published and reported in the calendar month immediately prior to such interest reset date.

> For example, for the interest payment period from and including May 31, 2012 to but excluding June 30, 2012, CPI_t will be the CPI for March 2012 (the Reference Month), and CPI_{t-12} will be the CPI for March 2011 (which is the CPI for the twelfth month prior to the Reference Month). The CPI for March 2012 will be reported by the BLS and published on Bloomberg screen CPURNSA in April 2012, and the CPI for March 2011 was reported and published in April 2011.

For more information regarding the calculation of interest rates on the notes, including historical CPI levels and hypothetical interest rates, see "Historical Information and Hypothetical Interest Rate Calculations."

If by 3:00 PM on any interest determination date the CPI is not published on Bloomberg screen CPURNSA for any relevant month, but has otherwise been published by the BLS, J.P. Morgan Securities LLC, in its capacity as the calculation agent, will determine the CPI as reported by the BLS for such month using such other source as on its face, after consultation with us, appears to accurately set forth the CPI as reported by the BLS.

In calculating CPI_t and CPI_{t-12}, the calculation agent will use the most recently available value of the CPI determined as described above on the applicable interest determination date, even if such value has been adjusted from a prior reported value for the relevant month. However, if a value of CPI_t and CPI_{t-12} used by the calculation agent on any interest reset date to determine the interest rate on the notes (an "initial CPI") is subsequently revised by the BLS, the calculation agent will continue to use the initial CPI, and the interest rate determined on such interest determination date will not be revised.

If the CPI is rebased to a different year or period and the 1982-1984 CPI is no longer used, the base reference period for the notes will continue to be the 1982-1984 reference period as long as the 1982-1984 CPI continues to be published.

If, while the notes are outstanding, the CPI is discontinued or substantially altered, as determined by the calculation agent in its sole discretion, the calculation agent will determine the interest rate on the notes by reference to the applicable substitute index that is chosen by the Secretary of the Treasury for the Department of The Treasury's Inflation-Linked Treasuries as described at 62 Federal Register 846-874 (January 6, 1997) or, if no such securities are outstanding, the substitute index will be determined by the calculation agent in accordance with general market practice at the time; *provided* that the procedure for determining the resulting interest rate is administratively acceptable to the calculation agent.

All calculations with respect to the interest rate, as well as any successor or substitute rate calculation, will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (*e.g.*, .876545 would be rounded to .87655); all dollar amounts related to the determination of the interest payment per $1,000 stated principal amount note on each interest payment date, at maturity, if any, will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (*e.g.*, .76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate stated principal amount of notes per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the notes. For further discussion of these and other risks, you should read the section entitled "Risk Factors" beginning on page PS-14 of the accompanying product supplement no. MS-13-A-I. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

- **In periods of little or no inflation, the interest rate following the initial interest reset date on May 31, 2012 will be approximately equal to the spread, and in periods of deflation the interest rate following the interest reset date will be less than the spread and may be as low as zero.** Interest payable on the notes following the initial interest reset date on May 31, 2012, is linked to year over year changes in the level of the CPI determined each month (plus a spread). If the CPI for the same month in successive years does not increase, which is likely to occur when there is little or no inflation, investors in the notes will receive an interest payment for the applicable interest payment period equal to the spread of 1.50% per annum. If the CPI for the same month in successive years decreases, which is likely to occur when there is deflation, investors in the notes will receive an interest payment for the applicable interest payment period that is less than the spread per annum. If the CPI for the same month in successive years declines by the spread or more, investors in the notes will receive only the minimum interest rate, which is 0.00% per annum.

- **Floating rate notes differ from fixed rate notes.** The rate of interest paid by us on the notes for each interest payment period after Year 1 will be equal to the year over year changes in the level of the CPI determined each month plus 1.50% per annum subject to the maximum interest rate of 7.00% per annum, which may be less than returns otherwise payable on debt securities issued by us with similar maturities. In no case will the interest rate for any monthly interest payment period be less than the Minimum Interest Rate of 0.00% per annum. You should consider, among other things, the overall potential annual percentage rate of interest to maturity of the notes as compared to other investment alternatives.

- **The amount of interest payable on the notes in any month is capped.** The interest rate on the notes for each monthly interest payment period following the initial interest payment period is capped for that month at the maximum interest rate of 7.00% per annum. Accordingly, in periods of moderate to high inflation, as measured by the CPI, you may not receive the full benefit of the year over year increase in the CPI for that interest payment period due to the maximum interest rate.

- **The notes are subject to the credit risk of JPMorgan Chase & Co., and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the notes.** Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes on any interest payment date or at maturity, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

- **Economic interests of the calculation agent and other affiliates of the issuer may be different from those of investors.** We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **The interest rate on the notes may not reflect the actual levels of inflation affecting holders of the notes.** The CPI is just one measure of inflation and may not reflect the actual levels of inflation affecting holders of the notes. Accordingly, an investment in the notes may not fully offset any inflation actually experienced by investors in the notes.

- **The interest rate is based upon the CPI. The CPI itself and the way the BLS calculates the CPI may change in the future.** There can be no assurance that the BLS will not change the method by which it calculates the CPI. In addition, changes in the way the CPI is calculated could reduce the level of the CPI and lower the interest payment with respect to the notes. Accordingly, the amount of interest, if any, payable on the notes following the initial interest reset date, and therefore the value of the notes, may be significantly reduced. If the CPI is substantially altered, a substitute index may be employed to calculate the interest payable on the notes, as described above, and that substitution may adversely affect the value of the notes.

- **The historical levels of the CPI are not an indication of the future levels of the CPI.** The historical levels of the CPI are not an indication of the future levels of the CPI during the term of the notes. In the past, the CPI has experienced periods of volatility and such volatility may occur in the future. Fluctuations and trends in the CPI that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future. Holders of the notes will receive interest payments that will be affected by changes in the CPI. Such changes may be significant. Changes in the CPI are a function of the changes in specified consumer prices over time, which result from the interaction of many factors over which we have no control.

- **These notes may be riskier than notes with a shorter term.** By purchasing a note with a longer term, you are more exposed to fluctuations in interest rates than if you purchased a note with a shorter term. Specifically, you may be negatively affected if certain interest rate scenarios occur. Generally, if the prevailing interest rate begins to rise, the market value of your notes may decline because the yield to maturity on the notes may be less than the interest rate on a note issued at such time. For example, if the yield to maturity on the notes at such time was 4.00% per annum, but a debt security issued in the then current market could yield an interest rate of 6.25% per annum, your note would be less valuable if you tried to sell your note in the secondary market.

- **The market price of the notes is influenced by many unpredictable factors.** Several factors will influence the value of the notes in the secondary market and the price at which JPMS may be willing to purchase or sell the notes in the secondary market, including: (i) changes in (and volatility of) the interest rate, (ii) changes in (and volatility of) the CPI, (iii) changes in (and volatility of) U.S. interest rates, (iv) any actual or anticipated changes in our credit ratings or credit spreads, (v) a variety of economic, financial, regulatory and judicial events and (vi) time remaining to maturity.

- **The inclusion in the original issue price of commissions and estimated cost of hedging is likely to affect adversely secondary market prices.** Assuming no change in market conditions or any other relevant factors, the price, if any, at which JPMS is willing to purchase the notes in secondary market transactions will likely be lower than the original issue price, because the original issue price will include, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the estimated cost of hedging the issuer's obligations under the notes. In addition, any such prices may differ from values determined by pricing models used by JPMS, as a result of dealer discounts, mark-ups or other transaction costs. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **Secondary trading may be limited.** The notes will not be listed on a securities exchange. There may be little or no secondary market for the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. JPMS may act as a market maker for the notes, but is not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes. If at any time JPMS or another agent does not act as a market maker, it is likely that there would be little or no secondary market for the notes.

- **JPMS and its affiliates may have published research, expressed opinions or provided recommendations that are inconsistent with investing in or holding the notes. Any such research, opinions, or recommendations could affect the market value of the notes.** JPMS and its affiliates publish research from time to time on movements in interest rates (including the CPI), the financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. JPMS and its affiliates may have published research or other opinions that call into question the investment view implicit in an investment in the notes. Any research, opinions or recommendations expressed by JPMS or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes.

- **Taxed as contingent payment debt instruments.** You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. MS-13-A-I. Subject to the limitations described therein, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, the notes will be treated for U.S. federal income tax purposes as "contingent payment debt instruments." You generally will be required to accrue interest income in each year at a rate equal to our "comparable yield," with adjustments to reflect the differences between the amounts of interest actually paid and the amounts set forth in the projected payment schedule, as described in the product supplement. Generally, amounts received at maturity or earlier sale or exchange in excess of your adjusted basis will be treated as additional interest income, while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to your notes, which to that extent will be deductible against other income (e.g., employment and interest income), with the balance treated as capital loss, which may be subject to limitations. Purchasers who are not initial purchasers of notes at their issue price should consult their tax advisers with respect to the tax consequences of an investment in notes, including the treatment of the difference, if any, between the basis in their notes and the notes' adjusted issue price.

The discussion in the preceding paragraph, when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

- **Comparable yield and projected payment schedule.** We will determine the comparable yield for the notes and will provide that comparable yield, and the related projected payment schedule, in the pricing supplement for the notes, which we will file with the SEC. If the notes had priced on May 18, 2011 and we had determined the comparable yield on that date, it would have been an annual rate of 4.57%, compounded semiannually. The actual comparable yield that we will determine for the notes may be more or less than 4.57%, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities. **Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amounts of interest, if any, that we will pay on the notes.**

Historical Information and Hypothetical Interest Rate Calculations

Provided below are historical levels of the CPI as reported by the BLS for the period from January 2002 to February 2011. Also provided below are the hypothetical interest rates for the period from January 2004 to April 2011 that would have resulted from the historical levels of the CPI presented below and a spread of 1.50% per annum. We obtained the historical information included below from Bloomberg Financial Markets and we make no representation or warranty as to the accuracy of completeness of the information so obtained from Bloomberg Financial Markets.

The historical levels of the CPI should not be taken as an indication of future levels of the CPI, and no assurance can be given as to the level of the CPI for any Reference Month. The hypothetical interest rates that follow are intended to illustrate the effect of general trends in the CPI on the amount of interest payable to you on the notes. However, the CPI may not increase or decrease over the term of the notes in accordance with any of the trends depicted by the historical information in the table below, and the size and frequency of any fluctuations in the CPI level over the term of the notes, which we refer to as the volatility of the CPI, may be significantly different than the volatility of the CPI indicated in the table. Additionally, for ease of presentation, the hypothetical interest rates set forth below have only been calculated to the fourth decimal point and rounded to the nearest third decimal point, which is different from the rounding convention applicable to the notes. As a result, the hypothetical interest rates depicted in the table below should not be taken as an indication of the actual interest rates that will be paid on the interest payment dates over the term of the notes.

Historical Levels of CPI										
	2002	**2003**	**2004**	**2005**	**2006**	**2007**	**2008**	**2009**	**2010**	**2011**
January	177.1000	181.7000	185.2000	190.7000	198.3000	202.4160	211.0800	211.1430	216.6870	220.2230
February	177.8000	183.1000	186.2000	191.8000	198.7000	203.4990	211.6930	212.1930	216.7410	221.3090
March	178.8000	184.2000	187.4000	193.3000	199.8000	205.3520	213.5280	212.7090	217.6310	
April	179.8000	183.8000	188.0000	194.6000	201.5000	206.6860	214.8230	213.2400	218.0090	
May	179.8000	183.5000	189.1000	194.4000	202.5000	207.9490	216.6320	213.8560	218.1780	
June	179.9000	183.7000	189.7000	194.5000	202.9000	208.3520	218.8150	215.6930	217.9650	
July	180.1000	183.9000	189.4000	195.4000	203.5000	208.2990	219.9640	215.3510	218.0110	
August	180.7000	184.6000	189.5000	196.4000	203.9000	207.9170	219.0860	215.8340	218.3120	
September	181.0000	185.2000	189.9000	198.8000	202.9000	208.4900	218.7830	215.9690	218.4390	
October	181.3000	185.0000	190.9000	199.2000	201.8000	208.9360	216.5730	216.1770	218.7110	
November	181.3000	184.5000	191.0000	197.6000	201.5000	210.1770	212.4250	216.3300	218.8030	
December	180.9000	184.3000	190.3000	196.8000	201.8000	210.0360	210.2280	215.9490	219.1790	

Hypothetical Interest Rates Based on Historicals

	2004	**2005**	**2006**	**2007**	**2008**	**2009**	**2010**	**2011**
January	3.541%	4.689%	5.848%	2.805%	5.036%	5.155%	1.317%	2.672%
February	3.265%	5.023%	4.955%	3.474%	5.250%	2.570%	3.338%	2.643%
March	3.379%	4.756%	4.916%	4.041%	5.250%	1.591%	4.221%	2.996%
April	3.426%	4.470%	5.250%	3.576%	5.250%	1.530%	4.126%	3.132%
May	3.193%	4.508%	5.097%	3.915%	5.527%	1.736%	3.643%	
June	3.237%	4.648%	4.863%	4.279%	5.481%	1.116%	3.814%	
July	3.785%	5.011%	5.046%	4.074%	5.437%	0.763%	3.736%	
August	4.552%	4.303%	5.667%	4.191%	5.676%	0.219%	3.521%	
September	4.766%	4.030%	5.819%	4.187%	6.522%	0.073%	2.553%	
October	4.491%	4.668%	5.645%	3.858%	7.000%	0.000%	2.735%	
November	4.154%	5.141%	5.319%	3.470%	6.872%	0.016%	2.648%	
December	4.038%	6.187%	3.562%	4.255%	6.437%	0.214%	2.644%	

The hypothetical interest rate payable on the notes for the February 28, 2005 interest payment period would have been 5.023% per annum. This hypothetical interest rate is calculated by inserting the following CPI levels into the interest rate formula described above under "Additional Provisions — Interest Rate":

CPI_t = 191.0, which is equal to the CPI level for November 2004, which is the second calendar month prior to the interest reset date of January 31, 2005, would be the reference month; and

CPI_{t-12} = 184.5, which is equal to the CPI level for November 2003, the twelfth calendar month prior to the reference month for the interest reset date of January 31, 2005

Interest Rate = [(191.0 – 184.5) / 184.5] + 1.50% = 5.023% per annum

Supplemental Plan of Distribution

Subject to regulatory constraints, JPMS intends to use its reasonable efforts to offer to purchase the notes in the secondary market, but is not required to do so.

We or our affiliate may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the notes and JPMS and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions. See "Use of Proceeds and Hedging" beginning on page PS-24 of the accompanying product supplement no. MS-13-A-I.

Where You Can Find More Information

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this document together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. MS-13-A-I dated May 18, 2011.

This document, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, stand-alone fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. MS-13-A-I. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):
• Product supplement no. MS-13-A-I dated May 18, 2011:
http://www.sec.gov/Archives/edgar/data/19617/000089109211003345/e43641_424b2.pdf
• Prospectus supplement dated November 21, 2008:
http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf
• Prospectus dated November 21, 2008:
http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617.

As used in this document, the "Company," "we," "us," and "our" refer to JPMorgan Chase & Co.

Contact Information

Morgan Stanley Smith Barney clients may contact their local Morgan Stanley Smith Barney branch office or Morgan Stanley Smith Barney's principal executive offices at 2000 Westchester Avenue, Purchase, New York 10577 (telephone number (800) 869-3326).